UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number: 001-40649
REE AUTOMOTIVE LTD.
(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam 4690500, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On August 16, 2022, REE Automotive Ltd. (“REE” or the “Company”) issued a press release entitled “REE Automotive Announces Second Quarter 2022 Financial Results,” in which REE reported its financial results for the second quarter of 2022. A copy of that press release is furnished as Exhibit 99.1 hereto.

The Interim Consolidated Financial Statements (unaudited) as of and for the six months ended June 30, 2022 are furnished as Exhibit 99.2 hereto.

The Company’s management discussion and analysis (unaudited) as of and for the three and six months ended June 30, 2022 are furnished as Exhibit 99.3 hereto.

This information contained in Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261130) and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated August 16, 2022.
99.2	Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2022.
99.3	Operating and Financial Review

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ David Goldberg
Name:	David Goldberg
Title:	Chief Financial Officer
Date: August 16, 2022
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